

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 27, 2010

Via U.S. Mail

Bruce H. Beatt, Esq.
Vice President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

>   **Re:**   **The Stanley Works**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 15, 2010**
>   **File No. 333-163509**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 20, 2009**
>   **File No. 001-05224**

Dear Mr. Beatt:

    We have reviewed the above-captioned filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed January 15, 2010

Severance Benefits Agreements, page 78

1.   We have reviewed your response to comment 31 in our letter dated December 31, 2009. Please revise the table on page 79 to also include column totals.

Board of Directors and Management After the Merger, page 82

2.   You indicate that six directors from the pre-merger Black & Decker board will be appointed to the post-merger Stanley board. Tell us the status of your efforts to identify the six directors and obtain their consent to serve. Summarize the status of this process in this section of the filing. Please also refer to Rule 438 of Regulation C and provide the appropriate consents of the director(s) you have

selected or tell us when and how you propose to update your filing to include this information. At this point, it appears that you should have Mr. Archibald sign the registration statement or file a written consent under Rule 438.

Exhibit 5.1

3.   We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

Definitive Proxy Statement filed by The Stanley Works on March 20, 2009

4.   It is unclear from your response to comment 43 of our letter dated December 31, 2009 whether you will disclose the ROCE goals used for awarding LTIP performance units. Item 402(b) of Regulation S-K requires disclosure of all specific items of corporate performance that are used for setting compensation policies and making compensation decisions. Since it does not appear as though you are invoking Instruction 4 to exclude disclosure of the ROCE goals and because, as you indicate, the performance objective is decipherable from disclosure already contained in the Compensation Discussion and Analysis, we believe you should specifically identify the goals when discussing awards under the long-term incentive plan. Please clarify.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions or disclosure issues.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Robert I. Townsend, III, Esq. *(via facsimile at* (212) 474-3700)
        Mark I. Greene, Esq.
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, New York 10019